UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

———————

FORM 6-K

———————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-31798

———————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

———————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

———————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INDEX

No.	Description
1. 2.	Summary of 3Q 2024 Business Report Exhibit 99.1 Shinhan Financial Group Review Report for the 3Q 2024 (Separate)
3.	Exhibit 99.2 Shinhan Financial Group Review Report for the 3Q 2024 (Consolidated)

Summary of 3Q 2024 Business Report

On November 14, 2024, Shinhan Financial Group (“SFG”) filed its 3Q 2024 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

Overview of the Business Group

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

Credit Ratings

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

Capital Structure

Number of Shares (as of September 30, 2024)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	509,393,214
Number of preferred shares issued	-
Total outstanding shares	509,393,214
Treasury stocks (2)	5,947,890
Total outstanding shares with voting rights	503,445,324

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired 1 share of treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020 and 5,947,889 shares through the acquisition of treasury shares as a result of trust contract for acquisition of treasury stock approved on April 26, 2024.

Dividends

		(KRW million)
Items	3Q 2024 (Jan. 01 ~ Sept. 30)	FY 2023 (Jan. 01 ~ Dec. 31)	FY 2022 (Jan. 01 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,044,079	4,868,035	4,665,643
(Separate) Net Income	1,597,981	1,671,011	1,249,251
(Consolidated Earnings per share (Won)	7,717	8,048	8,498
Total Cash dividends	820,287	1,086,317	1,092,813
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	20.28	24.87	23.42
Cash dividend yield (%) – common shares	2.91	4.78	5.49
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,620	2,100	2,065
Stock dividend per share	-	-	-

1) Cash dividend payout ratio on a common share basis for FY 2022 is 22.65%, and FY 2023 is 24.66%.

2) FY2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

2. Business Results

Operating Results

	(KRW billion)
	3Q 2024 (Jan. 01 ~ Sept. 30)	FY 2023 (Jan. 01 ~ Dec. 31)	FY 2022 (Jan. 01 ~ Dec. 31)
Net interest income	8,493	10,818	10,597
Interest income	21,838	27,579	20,092
Interest expense	13,345	16,761	9,496
Net fees and commission income	2,110	2,647	2,414
Fees and commission income	3,268	4,175	3,884
Fees and commission expense	1,158	1,528	1,471
Net insurance income	685	598	1,849
Insurance income	2,507	3,088	3,629
Insurance expense	1,821	2,490	1,780
Net gain(loss) on securities and FX trading/derivatives	1,803	2,485	-381
Provision for credit loss and impairment loss	-1,391	-2,251	-1,318
Net other operating income(expense)	-1,576	-2,300	-1,616
General and administrative expenses	4,333	5,895	5,644
Net operating income	5,791	6,101	5,906
Equity method income	-23	125	122
Other non-operating income(expense), net	-341	-261	339
Profit before income taxes	5,427	5,965	6,367
Income tax expense	1,303	1,487	1,611
Consolidated net profit	4,124	4,478	4,756
Net profit attributable to equity holders of the Group	4,044	4,368	4,666
Net profit attributable to non-controlling interest	80	110	90
1) Some of the totals may not sum due to rounding numbers. 2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		3Q 2024				FY 2023				FY 2022
		Jan. 01 ~ Sept. 30				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	399,138.7	55.5	7,624.8	2.55	383,064.0	56.3	9,790.8	2.56	374,433.2	57.3	4,642.7	1.24
	Borrowings	55,962.8	7.8	1,469.1	3.51	53,259.8	7.8	1,895.9	3.56	46,223.1	7.1	938.6	2.03
	Debt Securities Issued	85,836.2	11.9	2,514.9	3.91	76,797.0	11.3	2,735.4	3.56	78,719.1	12.1	1,901.5	2.42
	Other Liabilities	120,356.0	16.8	-	-	111,158.7	16.4	-	-	101,953.7	15.6	-	-
	Total Liabilities	661,293.7	92.0	-	-	624,279.5	91.8	-	-	601,329.1	92.1	-	-
	Total Stockholder's Equity	57,364.2	8.0	-	-	55,597.4	8.2	-	-	51,819.8	7.9	-	-
	Total Liabilities & SE	718,657.9	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-
Use	Cash & Due from Banks	37,353.0	5.2	584.0	2.09	34,892.3	5.1	590.8	1.69	29,660.1	4.5	282.9	0.95
	Loans	429,834.0	59.8	16,870.5	5.24	410,463.6	60.4	21,823.8	5.32	398,391.1	61.0	16,146.9	4.05
	Loans in KRW	336,353.3	46.8	12,386.9	4.92	317,950.0	46.8	16,093.6	5.06	308,197.4	47.2	11,760.0	3.82
	Loans in Foreign Currency	43,134.1	6.0	1,785.8	5.53	40,341.7	5.9	2,160.6	5.36	36,601.1	5.6	1,551.6	4.24
	Credit Card Accounts	27,754.2	3.9	1,677.0	8.07	27,965.4	4.1	2,162.1	7.73	27,229.1	4.2	1,979.3	7.27
	Others	22,592.4	3.2	1,020.8	6.04	24,206.5	3.6	1,407.5	5.81	26,363.5	4.0	856.0	3.25
	FVOCI Financial Assets	87,589.8	12.2	2,035.1	3.10	84,680.8	12.5	2,357.1	2.78	86,538.1	13.3	1,846.9	2.13
	AC Financial Assets	35,437.9	4.9	833.5	3.14	34,708.0	5.1	1,062.1	3.06	29,778.9	4.6	691.8	2.32
	Other Assets	83,672.8	11.6	-	-	76,948.0	11.3	-	-	70,406.9	10.8	-	-
	Total Assets	718,657.9	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-

1)The “Average Balance” is the arithmetric mean of the ending balance of each quarter.
2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Aggregate Amount of Equity Capital (A)	49,605.4	50,192.5	46,981.8
Risk-Weighted Assets (B)	316,990.7	314,180.7	291,542.6
BIS Ratio (A/B)	15.65%	15.98%	16.11%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of September 30, 2024 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Shinhan Bank	BIS Capital Adequacy Ratio	18.2	18.1	17.8
Shinhan Card	Adjusted Equity Capital Ratio	20.3	19.7	18.6
Shinhan Securities	Net Capital Ratio	1,091.3	926.6	1,112.9
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	230.0	248.2	267.7
Shinhan Capital	Adjusted Equity Capital Ratio	19.2	19.0	16.4
Shinhan Asset Management	Equity Capital (KRW billion)	304.1	233.2	213.3
	Minimum Capital Requirement (KRW billion)	49.2	49.1	46.8
Jeju Bank	BIS Capital Adequacy Ratio	17.8	17.5	16.4
Shinhan Savings Bank	BIS Capital Adequacy Ratio	19.7	14.4	12.4
Shinhan Asset Trust	Net Capital Ratio	204.3	926.8	1,107.7
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	168.4	469.4	620.8

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan EZ General Insurance became SFG’s wholly-owned subsidiary on June 30, 2022.
▪
The figures as of September 30, 2024 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 3Q report in 2024, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 3Q 2024 business report and Shinhan EZ General Insurance's 3Q 2024 management disclosure.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Sept. 30, 2024			Dec. 31, 2023			Dec. 31, 2022
	Won Assets	Won Assets	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,781.5	308.0	578.4	721.2	235.9	305.8	875.4	131.7	664.5
Shinhan Card	21,414.6	6,720.7	318.6	21,732.0	5,970.0	364.0	21,102.5	5,863.2	359.9
Shinhan Securities	26,615.0	22,057.6	120.7	25,804.2	21,888.6	117.9	19,341.7	13,867.7	139.5
Shinhan Life Insurance	23,176.0	1,384.0	1,674.6	21,863.8	1,479.1	1,478.2	21,822.0	1,616.3	1,350.1
Shinhan Capital	24,240.7	15,388.3	157.5	2,760.2	1,064.9	259.2	2,949.0	722.3	408.3
Shinhan Savings Bank	638.8	596.3	107.1	721.7	602.2	119.8	684.1	576.2	118.7
Shinhan Asset Trust	160.7	5.0	3,230.8	185.2	21.2	872.0	314.3	27.3	1,151.2
Shinhan AI	32.8	0.0	4,471.2	28.0	0.9	30.5	30.3	0.8	36.9
Shinhan EZ General Insurance	59.7	6.8	879.0	135.3	2.0	6,788.2	83.5	1.7	4,918.8

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

▪
As of July 15, 2024, Shinhan AI has officially withdrawn as a subsidiary of SFG. The liquidity ratio montioned above reflects the status as of the liquidation date.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Sept. 30, 2024			Dec. 31, 2023			Dec. 31, 2022
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	87,145.3	84,419.3	103.2	85,172.4	85,155.4	100.0	82,709.0	83,705.6	98.8
Jeju Bank	1,019.2	720.6	147.2	1,020.7	813.0	125.6	915.4	823.3	111.8

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After gradually raising the ratio from July 2023 onward, the plan is to increase it to 97.5% by July 2024 as part of the phased normalization process.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Sept. 30, 2024			Dec. 31, 2023			Dec. 31, 2022
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	36.9	-	NA	33.3	20.8	160.2	65.0	9.9	655.7
Shinhan Life Insurance	2,291.1	151.8	1,509.5	2,598.7	174.4	1,490.1	1,123.3	173.7	646.9
Shinhan Securities	10,869.8	9,391.9	115.7	10,318.0	9,117.0	113.2	6,985.2	6,355.4	109.9
Shinhan Capital	79.0	1.3	6,003.3	55.6	0.4	13,556.1	79.6	0.4	18,859.5
Jeju Bank	18.1	9.5	191.3	13.4	2.2	605.7	13.8	14.3	96.9

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2024 3Q	FY 2023	FY 2022
	Jan. 1 ~ Sept. 30	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	155.2	157.8	141.1

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% by end of June 2022, in order to support the capacity of banks to provide funding to businesses affected by COVID-19. Starting from September 2022, the regulation will be reinstated to 80.0%.
▪
Foreign Currency Liquidity Coverage Ratio is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Total Loans	449,068.3	413,664.8	412,421.1
Substandard & Below	3,587.6	2,668.4	2,122.9
Substandard & Below Ratio	0.80%	0.65%	0.51%
Non-Performing Loans	2,795.6	2,176.6	1,800.8
NPL Ratio	0.62%	0.53%	0.44%
Substandard & Below Coverage Ratio	128.50%	165.61%	176.99%
Loan Loss Allowance	4,610.2	4,419.1	3,757.4
Substandard & Below Loans	3,587.6	2,668.4	2,122.9

Separate Basis

(%)	Sept. 30 2024			Dec. 31 2023			Dec. 31 2022
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.27	0.20	190	0.24	0.19	233	0.25	0.20	202
Shinhan Card	1.29	0.69	238	1.31	0.70	248	0.92	0.43	315
Shinhan Securites	15.91	15.91	69	12.86	12.86	62	10.16	10.16	57
Shinhan Life Insurance	0.33	0.33	388	0.21	0.21	510	0.06	0.06	357
Shinhan Capital	5.96	3.04	55	1.74	0.74	193	0.93	0.72	118
Jeju Bank	1.37	1.26	106	0.98	0.87	120	0.55	0.46	128
Shinhan Savings Bank	8.47	12.48	59	4.38	9.10	93	2.45	4.27	143
Shinhan Asset Trust	71.37	35.72	45	64.66	64.66	15	23.07	23.07	84

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Sept. 30, 2024	Dec. 31, 2023	Dec. 31, 2022
Debt	11,246.1	11,190.4	10,779.8
Equity	26,901.7	26,099.1	26,676.5
Debt to Equity Ratio	41.80%	42.88%	40.41%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Sept. 30, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Woori Bank	1,851.6	66.0	921.4	-	-	2,839.0
Samsung Electronics	-	2,465.6	-	-	-	2,465.6
Nong Hyup Bank	526.5	49.6	1,555.2	47.3	-	2,178.6
KB Bank	1,031.1	-	974.2	11.9	-	2,017.2
Korea Electric Power Corporation	0.2	-	1,733.2	72.7	-	1,806.2
KEB Hana Bank	893.3	45.3	745.4	36.2	-	1,720.2
National Agriculture Cooperative Federation	76.5	-	1,492.4	-	-	1,568.9
HD Hyundai Heavy Industries Co.,Ltd	0.0	1.4	2.2	1,495.9	-	1,499.5
SK on Co.,Ltd	222.3	917.4	306.2	-	-	1,445.9
LG Display	614.6	712.6	109.0	-	-	1,436.2
Lotte Hotel	91.1	471.1	263.9	564.1	-	1,390.2
S-Oil	515.6	706.8	126.4	14.7	-	1,363.5
Samsung Heavy Industries Co.,Ltd	-	-	-	1,248.7	-	1,248.7
Mirae Asset Securities	600.3	33.0	505.5	-	-	1,138.8
KT	100.2	-	944.7	47.4	-	1,092.3
LIG NEX1 Co.,Ltd	1.9	-	-	922.6	-	924.4
Hanwha Solutions Corporation	100.0	36.2	499.2	279.4	-	914.8
SK Hynix	406.3	-	458.0	33.0	-	897.4
IBK Asset Management	-	-	896.1	-	-	896.1
Hyundai Card	33.3	32.8	784.2	32.8	-	883.2
Total	7,064.8	5,537.8	12,317.2	4,806.8	-	29,726.6
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Sept. 30, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	120.5	3,802.5	1,641.9	2,001.3	0.0	7,566.1
SK	1,657.2	1,227.3	2,033.6	813.6	0.0	5,731.7
Lotte	1,757.7	951.8	1,719.2	1,009.9	0.0	5,438.6
Hyundai Motor Company	1,171.9	1,456.2	1,874.5	465.8	2.8	4,971.2
Hyundai Heavy Industries	506.9	96.3	133.6	3,066.5	-	3,803.2
Hanwha	1,200.0	434.7	1,141.9	800.7	0.0	3,577.3
LG	1,076.6	909.2	1,213.8	210.7	-	3,410.3
LS	232.5	1,175.3	144.1	1,014.9	0.4	2,567.1
Shinsegae	955.5	30.0	618.5	117.3	-	1,721.3
KT	189.8	85.8	1,145.7	134.0	-	1,555.3
Total	8,868.6	10,169.1	11,666.8	9,634.5	3.2	40,342.2
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	145.2	145.2	35.0
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	64.2	64.2	64.2
D	Other financial service activities n.e.c.	56.5	56.5	56.5
E	Other financial service activities n.e.c.	41.7	41.7	1.0
F	Other financial service activities n.e.c.	40.4	40.4	12.1
G	Other financial service activities n.e.c.	27.1	27.1	1.1
H	Other financial service activities n.e.c.	26.4	26.4	26.4
I	Chrisianity organizations	25.8	25.8	2.6
J	Other financial investment businesses	21.8	21.8	20.7
K	Other financial service activities n.e.c.	20.3	20.3	9.6
L	Development and subdividing of residential buildings	20.0	20.0	2.1
M	Management of residential real estate	20.0	20.0	0.6
N	Other financial investment businesses	20.0	20.0	15.3
O	Management of nonresidential real estate	20.0	20.0	0.2
P	Manufacture of sections for ships	22.2	19.9	20.2
Q	Other financial service activities n.e.c.	19.2	19.2	2.2
R	Other financial service activities n.e.c.	19.0	19.0	17.6
S	Other financial service activities n.e.c.	17.3	17.3	4.5
T	Other non-residential building construction	17.2	17.2	1.4
Total		769.8	767.6	418.9
Notes : ▪ Consolidated basis as of Sept. 30, 2024 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	3Q 2024	FY 2023	FY 2022
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
3Q 2024	KPMG Samjong Accounting Corp.	1,025 (quarterly basis)	Review/Audit of Financial Statements	5,210 Hours
	KPMG Samjong Accounting Corp.	135 (quarterly basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	560 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
FY 2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	9,235 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,004 Hours

1) Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,351 million(excluding value-added taxes) for FY2024.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Sept. 30, 2024)

Name	No. of Common Shares owned	Ownership%
National Pension Service	41,886,979	8.22%
1) Ownership is based on the total number of common shares issued, 509,393,214 shares.

Common Shares Traded on the Korea Exchange

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

American Depositary Receipts traded on the New York Stock Exchange

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2025
Bae Hoon	Jun. 30, 1953	Outside Director	March 25, 2021	March 2025
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2025
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2025
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2025
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2025
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2025
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2025

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Yoon Jaewon(Chair, Board of Director) has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a Korean lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee was previously an attorney at Cleary Gottlieb Steen & Hamilton LLP for 27 years. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Chun Sang-yung	Jul. 25, 1969	Deputy President and Chief Financial Officer	Finance Management Team, Investor Relations Part, Accounting Part, Group Business Synergy Part
Wang Ho-min	Jun. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center, Management Support Team, Brand Strategy Team, PR Team
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Part
Koh Seogheon	Sept. 27, 1968	Executive Director and Chief Strategy&Sustainability Officer	Strategic Planning Team, ESG Part, Digital Strategy Team, Strategy of ICT&Information Security Team,
Park Hyun Joo	Apr. 22, 1965	Deputy President and	Group Consumer Protection Part

Name	Date of Birth	Position	In Charge of
Chief Customer Protection Part
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Part	Group Digital Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Group Audit Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Chun Sang-yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yeonsei University.

Wang Ho-min has been our deputy president and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul Southern District Court branch and the head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Koh Seogheon has been our executive director and chief strategy & sustainability officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Park Hyun Joo has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

Compensation to Non-registered directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

Stock Options

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

Employees

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2023 submitted on March 18, 2024 and 1H FY2024 submitted on August 14th, 2024 for your reference.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2024)	Decrease	Increase	Others1)	Ending Balance (Mar. 31, 2024)
Shinhan Card	Loan	2019-04-18	2024-04-18	2.04%	100	100	-	-	-
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	-	-	-	170
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	-	-	-	100
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2023-10-30	2024-04-30	4.69%	50	50	-	-	-
	Loan	2023-10-30	2024-04-30	4.81%	100	100	-	-	-
	Loan	2019-11-19	2025-02-04	2.79%	516	-	-	12	528
	Loan	2021-05-26	2026-05-12	1.53%	39	-	-	1	40
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	389	-	-	13	402
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	310	-	-	5	315
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	116	-	-	3	119
	Loan	2020-08-20	2025-08-20	2.55%	641	-	-	15	656
	Financial assets at FVPL	2021-06-14	-	2.93%	315	-	-	12	327
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	50	-	-	-
	Loan	2019-05-24	2024-05-24	1.92%	20	20	-	-	-
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	258	-	-	6	264
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	96	-	-	2	98
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	139	-	-	6	145
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50

Shinhan DS	Loan	2023-02-02	2024-02-01	3.86%	15	15	-	-	-
	Loan	2024-02-01	2025-01-30	3.78%	-	-	10	-	10
Shinhan Venture	Loan	2023-10-26	2024-02-26	4.58%	50	50	-	-	-
	Loan	2023-12-11	2024-04-11	4.08%	10	10	-	-	-
	Loan	2024-02-26	2025-02-26	3.84%	-	-	50	-	50
	Loan	2024-04-11	2024-10-11	3.65%	-	-	10	-	10
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	-	-	100	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	-	-	100	-	100
Total					5,304	395	270	75	5,254

9. Material Information after the reporting period

Announcement on Quarterly Cash Dividends

In accordance with the resolution of the Board of Directors on October 25, 2024, the Group resolved to pay quarterly cash dividends.

Total dividend amount to be paid: KRW 271,860,474,960 (KRW 540 per share)

The total number of shares subject to dividend is 503,445,324 shares

Record date: September 30, 2024

Treasury stock acquisition and cancellation

To enhance the shareholders’ value, the Company made a decision on the acquisition and retirement of treasury stock amounted to KRW 400 billion at the Board of Directors on October 25, 2024.
* Of the KRW 400 billion worth of the treasury shares to be acquired by trust, approximately KRW 250 billion is expected to be acquired by December 31, 2024, and the remaining approximately KRW 150 billion will be acquired within the first quarter of 2025.

Shinhan Securities

On October 10, 2024, SFG has discovered that significant losses were incurred by our subsidiary, Shinhan Securities, as a result of on-exchange futures trading acitivities that deviated from hedging purposes. These losses have been reflected in the financial statements for the third quarter of 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: November 14, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer